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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                  Commission File Number 0-22565

                           NOTIFICATION OF LATE FILING

    (Check One:)      [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q

[ ] Form N-SAR
    For Period Ended:  November 30, 1999

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
    For the Transition Period Ended:
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    Read attached instruction sheet before preparing form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Aspec Technology, Inc.

Former name if applicable:  N/A

Address of principal executive office / Street and number:

        830 E. Arques Avenue

City, state and zip code: Sunnyvale, California  94086

                                     PART II
                            RULE 12b-25 (b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       [X]    (a)    The reasons described in reasonable detail in Part III of
                     this form could not be eliminated without unreasonable
                     effort or expense.
       [X]    (b)    The subject annual report, semi-annual report, transition
                     report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
                     thereof will be filed on or before the 15th calendar day
                     following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q, or portion
                     thereof will be filed on or before the fifth calendar day
                     following the prescribed due date; and
       [X]    (c)    The accountant's statement or other exhibit required by
                     Rule 12b-25 (C) have been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     Aspec Technology, Inc. (the "Company") is in the process of transitioning its business from being a supplier of SIP libraries and design services to being a provider of EDA design software and Internet based business to business product content management software. In fiscal 4th quarter 1999, ended November 30, 1999, the Company purchased three EDA companies, namely Verilux Design Corporation, Chip & Chip Inc. and Novo Systems Corporation. In December 1999 the Company purchased Inbox Software, Inc., a business to business content management company. In addition, the Company announced in December 1999 that the Company's SIP library and design services businesses were being offered for sale. The Company also announced in February 2000 that a sale is pending at this time.

     This business transition and the associated acquisitions and sale of businesses, especially occurring so late in the fiscal year, required the Company to do the following:

     1. Perform an audit on Inbox Software and file the Inbox financials on Form 8K. The audit was complete and the Inbox financials were filed on Form 8K-A on February 17, 2000.

     2. Perform post-closing audits on Verilux Design, Chip & Chip and Novo Systems.

     3. Perform four separate valuation analyses for Chip & Chip, Verilux, Novo Systems, and Inbox Software.

     4. On February 7, 2000 the Company submitted a request to the SEC for guidance on reporting these acquisitions. On February 19, 2000 we received a response from the SEC. We are now making the appropriate disclosures in the Company's Form 10-K.

     5. On February 24, 2000 the Company announced the signing of a definitive agreement for the sale of the Company's SIP library and design services business.

     The Company is a small company with limited staff. In addition, the director of finance left the Company during the audit. The Company needs additional time in order to make the correct disclosures in the Form 10-K regarding these numerous and complex transactions.

     The Company respectfully requests an extention of time pursuant to Rule 12b-25 to file its Form 10-K for fiscal year ended November 30, 1999.


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                                     PART IV
                                OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification:
          Douglas Klint                     408                328-9668
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                  (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       Current report on Form 8K was filed on February 17, 2000 and was due February 16, 2000. The late filing was caused by technical problems encountered by our printer and a date change adjustment has been requested

                                                          [ ] Yes         [X] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [ ] Yes         [X] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                             Aspec Technology, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  February 29, 2000                    By /s/ RAYMOND GRAMMER
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                                              Chief Financial Officer

       Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
       Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).